Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES OF COMMUNICATIONS SALES & LEASING, INC.

The table below sets forth our ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.

	For the Year ended December 31,						For the Three Months Ended March 31,
	2014		2013		2012		2015		2014
Ratio of earnings to fixed charges	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)

(1)  CS&L was spun-off from Windstream on April 24, 2015.  The financial information included in the accompanying registration statement for the fiscal years ended December 31, 2014, 2013 and 2012, and the three months ended March 31, 2015 and 2014, set forth the historical operations of the Consumer CLEC Business.  Because debt and interest costs were not allocated to the Consumer CLEC Business, it had no fixed charges and thus no ratio can be calculated.